SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG _____ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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March 24, 2021

Confidential Draft Registration Statement Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Missfresh Limited (CIK No. 0001851682)

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Missfresh Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s Class B ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Draft Registration Statement

Securities and Exchange Commission

March 24, 2021

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020.

*     *     *

Draft Registration Statement

Securities and Exchange Commission

March 24, 2021

If you have any question regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Linda Xu, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10 6533-7160 or via email at linda.l.xu@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao, Esq.

cc:	Zheng Xu, Chairman of the Board of Directors and Chief Executive Officer, Missfresh Limited

Jun Wang, Director and Chief Financial Officer, Missfresh Limited

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Linda Xu, Partner, PricewaterhouseCoopers Zhong Tian LLP